		James M. Halley Q.C.	Derek J. Mullan, Q.C.	R. Stuart Wells	M. Douglas Howard
		W.W. Lyall D. Knott, Q.C.	William A. Ruskin	Patrick A. Williams	Alexander Petrenko
		Bernard Pinsky	Roy A. Nieuwenburg	William C. Helgason	William D. Holder
		Nigel P. Kent	Douglas W. Lahay	David W. Kington	Diane M. Bell
		Anne L.B. Kober	R. Brock Johnston	Neil P. Melliship	Kenneth K.C. Ing
		Darren T. Donnelly	Mark S. Weintraub	Kevin J. MacDonald	Don C. Sihota
		R. Barry Fraser	James A. Speakman	Ethan P. Minsky	Brock H. Smith
		Nicole M. Byres	Peter Kenward	D. Lawrence Munn	John C. Fiddick
		R. Glen Boswall	Virgil Z. Hlus	Stewart L. Muglich	Samantha Ip
		Jonathan L.S. Hodes	Gwendoline Allison	Mark J. Longo	Aaron B. Singer
		L.K. Larry Yen	Amy A. Mortimore	Jane Glanville	Richard T. Weiland
		Allyson L. Baker	Warren G. Brazier	Veronica P. Franco	Krista Prockiw
Reply Attention of	Cam McTavish	Jeffrey F. Vicq	Brent C. Clark	Conrad Y. Nest	C. Michelle Tribe
Direct Tel.	604.891.7731	James T. Bryce	Jonathan C. Lotz	Cam McTavish	Lisa D. Hobman
EMail Address	czm@cwilson.com	Valerie S. Dixon	Satinder K. Sidhu	Steven M. Donley	Tasha L. Coulter
Our File No.	31957-0001/CW3271938.3	Kari Richardson	Vikram Dhir	Adam M. Dlin	Marta C. Davidson
		Rina J. Jaswal	Sarah W. Jones	Michal Jaworski	Jun Ho Song
		Shauna K.H. Towriss	Anna D. Sekunova	Kyle M. Wilson	Eric T. Pau
		Kristine P. All	Pratibha Sharma	Angela M. Blake	Seva Batkin
		David A. Hunter	Matthew R. Ely
March 12, 2010		Associate Counsel: Michael J. Roman

VIA FAX: 202.772.9368

Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Washington, DC 20549
USA

Attention:	Mark C. Shannon
Branch Chief
Jennifer O’Brien
Division of Corporate Finance

Dear Sirs/Mesdames:

Re:	Arkanova Energy Corporation (the “Company”)
Form 10-K filed September 30, 2009 (the “Form 10-K”)
File No. 000-51612

             Thank you for your letter of February 26, 2010 regarding the Company’s Form 10-K. The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of February 26, 2010.

1.           We are unable to locate disclosures regarding your accounting policy for asset retirement obligations pursuant to ASC Topic 410-20-50 [paragraph 22 of FAS 143]. Please modify your disclosures to provide this information, or tell us why you believe such information is not required to be disclosed.

Response

The Company intends to include the following note in their future filings regarding its asset retirement obligations:

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

“Asset Retirement Obligations

The Company accounts for asset retirement obligations in accordance with ASC 410-20, Asset Retirement Obligations. ASC 410-20 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs an obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. Asset retirement obligations consists of estimated final well closure and associated ground reclamation costs to be incurred by the Company in the future once the economical life of its oil and gas wells are reached. The estimated fair value of the asset retirement obligation is based on the current cost escalated at an inflation rate and discounted at a credit adjusted risk-free rate. This liability is capitalized as part of the cost of the related asset and amortized over its useful life. The liability accretes until the Company settles the obligation.”

We are informed that a reconciliation of the beginning and ending aggregate carrying amount of asset retirement obligations was not included in the notes to the Form 10-K due to the insignificant amount of asset retirement obligation incurred in connection with the properties acquired on October 3, 2009.

2.           As your acquisition of all the issued and outstanding shares of Prism Corporation appears to be significant, please tell us what consideration you gave to providing financial statements for the acquired business pursuant to Rule 8-04 of Regulation S-X.

Response

On October 3, 2008 Arkanova Acquisition Corporation (“Acquisition”), a 100% owned subsidiary of the Company, purchased Prism Corporation (“Prism”) which owned 100% of Provident Energy Associates of Montana, LLC, (“Provident”). Prism was owned by two shareholders and was basically a holding company that managed and operated Provident. Provident’s asset consisted of approximately 9,600 acres of oil producing leasehold property on the Blackfeet Indian Reservation in Glacier and Pondera counties in western Montana. Acquisition acquired the lease for $6,000,000 which was the asking price for Prism with its’ asset Provident. Acquisition agreed to this price because of a Bureau of Land Management (BLM) study done in 1996 which stated that there were approximately 17 million barrels of oil left in the lease that could be extracted by secondary and tertiary recovery methods. Since the date of the study, there have been approximately 240,000 barrels produced from the property. We are informed the Company believed the potential production justified the purchase price based on these findings.

When Acquisition acquired Prism, Prism was a closely held private company and the accounting records were insufficient for the Company to use such records with respect to its evaluation of Prism and Provident. We understand the Company was aware that an audit firm could not do a proper audit of the companies due to a lack of accurate and complete records.

The Company relied heavily on the BLM Report and physical visits and observations of the lease property. Based on a reserve study done by Gustavson Associates, Boulder Colorado, Gustavson estimated that the proved developed producing reserves were 187,725 barrels of oil. Based on that reserves estimate and the full cost ceiling test performed on December 31, 2008, the Company incurred a full impairment to the lease property that the Company purchased on

October 3, 2008. Therefore, Provident’s value in relation to the Company’s asset value of $14,799,592 at September 30, 2009 is not material on a financial basis.

3.           We are unable to locate the disclosures required by Rule 4-10(c)(7)(ii) of Regulation S-X regarding your unproved properties. Please modify your disclosure to provide this information, or tell us why you believe such information should not be disclosed.

Response

The Company intends to revise the balance sheet as at September 30, 2009 in future filings to show separately the capitalized costs of unproven properties as follows:

	September 30,	September 30,
	2009	2008

Oil and gas properties, full cost method

Unevaluated	14,032,408	13,977,441

Evaluated, net of accumulated depletion of $5,599,580 and $0	92,357	–

In addition, the Company intends to include the following note in their future filings regarding its unproven properties:

“Unproven Properties, Arkansas and Colorado

The total costs incurred and excluded from amortization are summarized as follows:

			Total
			Net Carrying
	Acquisition	Exploration	Value
Balance, September 30, 2006	$6,116,520	$312,808	$6,429,328
Cost incurred during the year	$3,711,000	$302,874	$4,013,874
Balance, September 30, 2007	$9,827,520	$615,682	$10,443,202
Cost incurred during the year	$93,500	$3,440,739	$3,534,239
Balance, September 30, 2008	$9,921,020	$4,056,421	$13,977,441
Cost incurred during the year	$37,500	$19,310	$56,810
Balance, September 30, 2009	$9,958,520	$4,075,731	$14,034,251

(a)

On July 24, 2006, Arkanova agreed to purchase an 82.5% net revenue interest in approximately 50,000 gross acres of prospective oil and gas leases located in Phillips and Monroe Counties, Arkansas in incremental portions not to exceed 8,250 acres over a six month period. Arkanova is paying acquisition costs of $300 per acre. Arkanova is required to drill and complete at least six wells over a period of two years, beginning within six months of the date of acceptance by Arkanova of the last of the oil and gas leases. After Arkanova has purchased 38,400 acres and drilled the required wells, the royalty percentage in the oil and gas leases for all of the acreage in excess of the 38,400 acres, will decrease to 15%, giving Arkanova an 85% net revenue interest. During the year ended September 30, 2007, Arkanova paid $9,398,205 for six oil and gas leases. Arkanova agreed to pay a finder’s fee of $150,000, of which $75,000 was paid. On May 21, 2007 Arkanova entered into an agreement where it could, at its option, after the next payment of $1,000,000 (paid) issue shares of its common stock at a price of $1.25 per share to exercise the option. As of the financial statement date Arkanova has not acquired all of the acreage. Arkanova’s intention is to acquire the balance of the acreage contingent upon financing. Arkanova drilled one well in October 2008 and temporarily abandoned it until funds can be raised to re-enter and complete the well at a future date.

(b)

On July 24, 2006, Arkanova purchased an option to acquire approximately 15,000 gross acres in prospective oil and gas leases located in Desha County, Arkansas for $375,000. Arkanova can acquire the leases for an additional $275 per net mineral acre acquired. On May 21, 2007 Arkanova entered into an agreement where it could, at its option, issue shares of its common stock at a price of $1.25 per share to exercise the option. As of the financial statement date we have not exercised this option nor issued any shares to acquire this option. It is the intent to exercise this option in the future.

(c)

On October 19, 2007, Arkanova announced that Arkanova Development LLC (“Development”), a wholly-owned subsidiary, spud the Griffin #1-33 test well on October 19, 2007 in Phillips County, Arkansas. This well was drilled to 7,700 feet and is temporarily abandoned and waiting on funds to deepen and possibly complete at some future time.

(d)

On February 15, 2008, Arkanova Acquisition Corporation, a subsidiary of Arkanova Energy Corporation (“Arkanova”) leased a total of 1,320 gross mineral acres in Delores County, Colorado for an aggregate price of $93,500. The initial term of the leases is for seven years, and continues thereafter so long as oil or gas is being produced from the leases areas in paying quantities. Arkanova will have a 100 percent working interest in the property and an approximate combined net royalty of 83.25 percent. In connection with the acquisition of the lease the Company agreed to pay a third-party a 3.5 percent overriding royalty on 220 net mineral acres leased therefrom. The company at this time has put this project on hold and will continue to evaluate the possibilities of development or sale.”

4.           We note you recorded an impairment of your proved properties as of December 31, 2008 of approximately $5.5 million. As these properties were the same ones your acquired from Prism Corporation in October 2008, please tell us the specific facts and circumstances that changed from the date of acquisition that resulted in the properties being impaired.

Response

A significant decrease in the oil price occurred between the date of acquisition and December 31, 2008. The decrease in the price of oil resulted in an impairment when the Company conducted an impairment test at December, 2008.

5.           Per review of your calculation presented, it appears you increased the amount of your standardized measure of discounted future net cash flows by the impact of the 10% discount factor applied to your future cash flows. Please tell us why your standardized measure increased as a result of applying the discount factor.

Response

Due to an error in the Company’s reserve report, the calculation of future net cash flows continued after the wells started to produce negative cash flow. The calculation of future net cash flows should have ceased at that point, as the Company would cease to operate the wells once the cash flows became negative. The figures disclosed in the unaudited oil and gas supplementary information should have been as follows:

Standardized Measure of Discounted Future Net Cash Flow

September 30,
2009
Future cash inflows	$10,931,444
Future production and development costs	(8,685,056)
Future income tax expenses	(786,236)
Future net cash flows	1,460,152
10% annual discount for estimated timing of cash flows	(503,235)
Standardized measure of discounted future net cash flows	$956,917

Sources of Changes in Discounted Future Net Cash Flows

	September 30,	September 30,
	2009	2008

Standardized measure of discounted future net cash flows at the beginning of the year	$–	$–
Purchases of oil and gas properties	1,120,936	–
Sales of oil and gas produced, net of production costs	351,244	–
Net Change in income taxes	(515,263)	–

Standardized measure of discounted future net cash flows at the end of the year	$956,917	$–

          In connection with the comments above, please find enclosed a statement from the Company acknowledging the matters requested in your letter of February 26, 2010.

          We trust this will resolve all outstanding comments in connection with the foregoing. Should you have any questions, please do not hesitate to contact the writer, Cam McTavish, directly at (604) 891-7731.

Yours truly,

CLARK WILSON LLP

Per: /s/ Cam McTavish

Cam McTavish

CZM/jtg